[ LETTERHEAD OF SHANDA GAMES LIMITED]

December 19, 2013

Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:      Patrick Gilmore, Accounting Branch Chief
        David Edgar, Staff Accountant
                        Christine Davis, Assistant Chief Accountant

Re: Shanda Games Limited
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed April 8, 2013
File No. 001-34454

Dear Ladies and Gentlemen:

We provide the following responses to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 4, 2013 with respect to the annual report on Form 20-F for the fiscal year ended December 31, 2012 (the “2012 20-F”) of Shanda Games Limited (the “Company” or “Shanda Games”) filed on April 8, 2013.

The Staff’s comments are repeated below, followed by the Company’s response to each comment as well as a summary of the responsive actions taken.

Form 20-F for the Fiscal Year Ended December 31, 2012

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Critical Accounting Policies

Revenue Recognition, page 66

1.
We note your disclosure regarding mobile game revenues.  Please tell us more about your mobile game arrangement, who the arrangements are with and provide us with a detailed analysis explaining how you account for these revenues.  Your response should address the differences between mobile game revenues generated in China versus those generated outside of China.  As part of your response, please refer to the authoritative guidance you relied upon when determining your accounting.

The Company respectfully advises the Staff, for purposes of establishing context, that its mobile game revenues for the year ended December 31, 2012 were insignificant to the Company’s financial results.  Mobile games for such period amounted to RMB10.2 million, or 0.2% of consolidated net revenues.  The Company believes that its mobile game strategy is key to its future success; the Company has invested significant time and resources in mobile game launches in 2013.  In 2013, the Company has experienced rapid growth in its mobile revenues.  Commencing with the first quarter announcement of its results, the Company began to separately classify mobile game revenues in the presentation of net revenues.  Consistent with the quarterly presentation adopted each quarter thus far in 2013, when the Company files its 2013 20-F, the Company plans to present its consolidated net revenues under the captions “MMO game revenue,” “Mobile game revenue,” and “Other revenue.”

The Company’s mobile growth in 2013 began with the release of a successful title, “Million Arthur”, in the South Korean market by way of Shanda Games’ majority-owned subsidiary Actoz Soft. Co., Ltd. (“Actoz”).  Further game titles have been released in that market and other markets using a similar delivery model.  Based upon the initial success in the South Korean market, the Company has expanded its development and release efforts for mobile titles to other markets such as Taiwan and China.  Despite expansion to other countries, there are no substantive differences when comparing mobile games launched and operated outside of China (versus in China) that would impact the Company’s revenue recognition.

The delivery model for mobile games leverages a user-side application provided free of charge to mobile users, who can then re-charge their balances of virtual currency on an as-needed basis.  The Company’s mobile games are based upon the exchange of virtual currency for virtual items and do not provide access to mobile games based upon purchased time blocks or units.  Shanda Games is solely responsible for the delivery of the gaming experience post-purchase; the Company hosts and operates the games using its own infrastructure and provides customer service.  Based upon the large scale and reach available through certain third-party mobile device application platforms, the Company principally relies upon Apple (via “iTunes Connect” or the “App Store”) and Google (via “Google Play”) as marketing agents.  Players acquire the game client and virtual currency through these marketing agents, which are entitled to commission fees typically stated as a percentage of the total sales price.

The Company further respectfully advises the Staff that it has undertaken detailed analysis of its mobile game accounting policies throughout 2013 in light of the significant growth, towards consideration of the disclosures necessary for its future filings on Form 20-F.  The key matters evaluated were the general principles of revenue recognition in SAB Topic 13.A and the principles in ASC 605-45 concerning gross or net recognition.

With respect to the general principles of revenue recognition, the Company concluded that persuasive evidence of an arrangement is substantiated by the game player’s entry into a user agreement prior to the commencement of play which establishes the player’s obligation to make periodic payments on an elective basis in exchange for game playing privileges.  The player’s obligations under this agreement are binding and well-defined.  The prices charged for virtual currency are fixed and are adjusted as needed based upon demand and profitability.  Collectability is reasonably assured, as payments are collected upfront prior to enablement of game playing privileges.  With respect to performance having occurred, the Company defers revenue recognition to the time that paying players enjoy the benefits of in-game virtual items.  The timing of revenue recognition is consistent with the item-based revenue model used for the Company’s massively multiplayer online role-playing (“MMORPG”) games.  Under this revenue model, revenues from the sales of in-game items are recognized when the items are consumed, for items with very short lives, or over the estimated lives of the items that can be used over a period of time.  The average length of time over which paying players typically play games and other player behavior patterns are utilized to arrive at the best estimates for estimated lives of in-game items.  The Company assesses the estimated lives of in-game items periodically; any changes in such estimated lives are treated as changes in estimates.

With respect to recognizing revenue gross (as a principal) versus on a net basis (as an agent), the Company considered the factors such as who is the primary obligor, power over prices, and the overall delivery of the gaming experience.  Using the delivery of a typical game through Apple as an example, the Company delivers the game and virtual currency/items to Apple using the iTunes Connect site, in a format and manner prescribed by Apple, and establishes selling prices for game players to purchase, download, access, and play the games on their mobile devices.  End users subsequently purchase virtual currency on Apple’s App Store on their mobile devices or iTunes and use the virtual currency to acquire in-game virtual items.  The Company has the sole authority to establish the selling prices; Apple has no influence thereon.  Apple’s role is limited to marketing the game and collecting payments, entitling Apple to a commission fee of 30% of the total selling price for the services rendered.  The Company has distributed titles through Google’s platform in a manner similar to that with Apple; there are no differences impacting the analysis against the gross or net guidance.  Based on the foregoing, the Company concluded it was the primary obligor in these arrangements, as it is responsible for the hosting, operations, and delivery of the gaming experience.  The Company has the exclusive latitude to establish pricing.  Paying players view Shanda Games as the principal provider of the gaming experience.  Accordingly, the Company recognizes revenues on a gross basis as a principal.  Therefore, the commission fees charged by marketing agents’ platforms are recognized as a component of selling and marketing expenses.

The Company plans to disclose its revenue recognition accounting policies for mobile games in its future filings in substantially the following form:

For mobile game revenues, which are principally generated through Apple’s App Store and Google’s Google Play, we recognize revenues at gross amounts before deduction of commission fees due to the mobile device application providers, as we are the primary obligor in these arrangements.  We are responsible for the hosting, operations, and delivery of the gaming experience to end users, and we have the latitude to establish pricing for virtual currency purchased by end users.  The commission fees charged by these mobile device application platforms are recognized as a component of sales and marketing expense.

Mobile game revenues are realized under binding user agreements with paying players in which prices charged by the Company are fixed to the customers and collected upfront, substantially eliminating any credit risk.  Such revenues realized upon the purchase of virtual currency are deferred, and earned (recognized) when performance has been completed.  We consider performance to be completed based upon the delivery of the gaming experience via in-game virtual items.  Under the item-based revenue model, revenues from the sale of in-game items are recognized when the items are consumed by paying players for items with no further utility or very short lives, or over the estimated lives of the items for items that can be used over a period of time.  Our revenues under the item-based revenue model are principally derived from in-game consumable virtual items, which generally are consumed immediately or in a very short period.  The average periods over which players typically play games and other behavior patterns, which are affected by various factors such as acceptance and popularity of expansion packs, promotional events and market conditions, are utilized to arrive at the best estimates for estimated lives.  We assess the estimated lives of in-game items for all of our item-based games periodically.  If there are indications of any significant changes to the estimated lives, such changes would be applied in the period of change prospectively.  Deferred revenue is reduced as revenues are recognized.

B. Liquidity and Capital Resources

Cash Flows and Working Capital, page 75

2.
We note your disclosure that cash transfers from your PRC subsidiaries to subsidiaries outside of China are subject to PRC government control of currency conversion.  Please revise in future filings to disclose, by respective denominations, the amount of cash located in the PRC and subject to restrictions, and cash located outside of the PRC.  For entities within China, disclose the amount of cash, by denomination, held by VIEs separately from the amount of cash held by other entities.

In response to the Staff’s comment, the Company will, in its future filings commencing with its forthcoming 2013 filing on Form 20-F, revise its disclosures to show cash balances by currency denomination on a disaggregated basis.

The Company plans to incorporate language in substantially the following form.

Our cash and cash equivalents are held with major financial institutions located both inside the PRC (and subject to PRC laws and regulations concerning foreign exchange) and outside the PRC.  At December 31, 20XX and 20X1, our cash and cash equivalents were distributed as follows, by major currency denomination, by geography, and by type of entity:

	December 31, 20XX	December 31, 20X1
Cash and cash equivalents held by PRC entities:
By the Group’s consolidated affiliates (VIEs)	RMB [●]	RMB [●]
By other PRC entities	RMB [●]	RMB [●]
Cash and cash equivalents held by non-PRC entities:
In U.S. dollars	US$ [●]	US$ [●]
In Korean Won	KRW [●]	KRW [●]
[others as needed]

Item 18. Consolidated Financial Statements

Consolidated Statements of Operations and Comprehensive Income, page F-3

3.
We note your disclosure of related party cost of revenues and accounts receivable.  Please clarify whether a portion of your revenue was derived from related parties and if so, what consideration was given to disclosing such revenue separately on the face of your consolidated statements of operations and comprehensive income.  Refer to Rule 4-08(k)(1)of Regulation S-X.

The Company respectfully advises the Staff that its related party revenue for the most recent year (derived from an advertising agency under the common control of its parent Shanda Interactive Entertainment Limited) amounted to RMB 1.6 million (0.1% of consolidated net revenues).  Such amounts were correspondingly immaterial in periods prior to 2012.  These related party revenues are not associated with the related party costs of revenue.  The Company did give consideration to Rule 4-08(k)(1); due to the immaterial nature of the amounts, they were not separately presented on the face of the income statement.  In respect of the Staff’s comment, the Company plans to include in future filings, commencing with its forthcoming 2013 filing on Form 20-F, an additional sentence in the footnote to the financial statements regarding revenue recognition accounting policies to disclose such amounts for the periods presented.

The Company plans to incorporate language in substantially the following form.

For the years ended December 31, 20XX, 20X1, and 20X2, RMB[●], RMB [●], and RMB[●] (US$[●]) of related party revenues were included our consolidated net revenues.  These related party revenues, which were not separately presented on the face of the consolidated statement of operations and comprehensive income given their insignificance, were derived from an affiliated advertising agency under the common control of our parent.  See Note [●] for further description of related party transactions.

Note 2. Principal Accounting Policies

(3) Consolidation, page F-10

4.
ASC 810-10-50-5A.d. requires disclosure of qualitative information about the involvement with the VIE.  Please describe, in future filings, the recognized and unrecognized revenue-producing assets that are held by the VIE.  These assets may include licenses, trademarks, other intellectual property, facilities or assembled workforce.

In response to the Staff’s comment, the Company will expand and clarify its disclosures appearing under the subsection for consolidation accounting policies in its future filings, commencing with the forthcoming 2013 filing on Form 20-F.  The Company will also cross-reference to and leverage the additional level of quantitative disaggregation requested by the Staff in the next comment.

The Company plans to incorporate language similar to the following, and will further revise the language to reflect the effect of the common control acquisition disclosed in the Company’s report on Form 6-K dated July 30, 2013 on the Company’s VIEs (and their subsidiaries) and the assets and resources thereof.

The Company’s VIE, Shanghai Shulong, is the primary vehicle through which the Company conducts its online game business in the PRC.  As a PRC limited company with nominee shareholders who are PRC citizens, only this entity (or any entities thereunder) can obtain the various licenses required to conduct online game activities using the Internet as a distribution medium.  The recognized revenue-producing assets of Shanghai Shulong and its subsidiaries, as disclosed in Note [●], principally consist of customer receivables, receivables due from related parties, intangible assets (principally upfront license fees paid to third parties and the Group’s PRC subsidiaries for licensing of game intellectual property), and other assets representing the Company’s investments in the online game business.  Costs associated with the licenses required under PRC laws and regulations (such as internet business and culture licenses) are typically immaterial and are expensed as they do not meet capitalization thresholds.  The recognized assets of the VIE and its subsidiaries do not include the substantial value associated with human capital.

5.
We note your disclosure on page F-13 of the total assets of the consolidated VIEs.  Please expand your disclose in future filings to present the carrying amounts and classification of the VIEs’ assets on a more disaggregated basis.  We refer you to paragraphs 2AA.d and 3.bb of ASC 810-10-50.

In response to the Staff’s comment, the Company will expand the level of disaggregation in its disclosure of assets of its VIEs in its future filings, commencing with the forthcoming 2013 filing on Form 20-F.  The Company plans to include a level of disaggregation including, at a minimum, but not necessarily limited to, the following: cash and cash equivalents, short-term investments, accounts receivable, accounts receivable due from related parties, prepayments and other current assets, deferred tax assets, investments in affiliated companies, property and equipment (net), intangible assets, and other long-term assets.

*                                *                                *
In providing the above responses and in response to the Staff’s request, the Company here by acknowledges that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or would like to obtain additional information with respect to any of the responses above, please do not hesitate to contact me by email at zxd@shandagames.com or James C. Lin of Davis Polk & Wardwell LLP by telephone at (852) 2533-3368 or by email at james.lin@davispolk.com.

Thank you very much for your assistance.

Sincerely,

/s/ Xiangdong Zhang
Xiangdong Zhang
Chief Executive Officer

cc:       James C. Lin, Davis Polk & Wardwell LLP
  Jianbin Gao, PricewaterhouseCoopers Zhong Tian LLP
  Sean Fu, PricewaterhouseCoopers Zhong Tian LLP